U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 11-3496415
CUSIP Number: 29605M109

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2001

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

Part I - Registrant Information

Full Name of Registrant: eSAFETYWORLD, Inc.

Former Name if applicable: Not Applicable

Address of Principal Executive Office: 80 Orville Drive, Bohemia, New York 11716

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has not been able to complete the audited financial statements and other narrative information necessary to enable it to complete the Registrants' Annual Report on Form 10-KSB by September 28, 2001, the required filing date, without unreasonable effort and expense. The Registrants' auditor is located in Manhattan and their activity was disrupted by the recent tragedy.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

R. Bret Jenkins (631) 244-1454

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting revenues of approximately $1,260,000 and pretax income of continuing operations of approximately $310,000 for the year ended June 30, 2001, compared to revenues of approximately $720,000 and pretax income from continuing operations of approximately $39,000 for the year ended June 30, 2000. The Registrant is still in discussion with its auditor regarding estimates relating to discontinued operations and certain intangibles.

eSAFETYWORLD has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

eSAFETYWORLD, Inc.

Date September 28, 2001

_/s/ R. Bret Jenkins___

R. BRET JENKINS

Title: Chief Financial Officer